Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Supplemental Circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this Supplemental Circular and the accompanying Supplemental Form of Proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL CIRCULAR

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISOR AND

SUPPLEMENTAL NOTICE OF

THE THIRD EXTRAORDINARY GENERAL MEETING OF 2020

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS SUPPLEMENTAL CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ELECTION AND APPOINTMENT OF SUPERVISOR, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE ADDITIONAL RESOLUTION TO BE PROPOSED AT THE EGM.

This Supplemental Circular should be read together with the EGM Circular dated 15 September 2020. Letter from the Board is set out on pages 3 to 6 of this Supplemental Circular.

A Supplemental Notice convening the EGM to be held at Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 5 November 2020 at 9 a.m. is set out on pages 7 to 8 of this Supplemental Circular. A Supplemental Form of Proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the Supplemental Form of Proxy accompanying this Supplemental Circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 4 November 2020). Completion and return of the Supplemental Form of Proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

20 October 2020

— i —

DEFINITIONS

In this Supplemental Circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“EGM”	the third extraordinary general meeting of 2020 of the Company to be held at Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC at 9 a.m. on Thursday, 5 November 2020

“EGM Circular”	the circular of the Company dated 15 September 2020, containing the details of part of the resolutions to be considered and approved at the EGM

“EGM Notice”	the notice of the EGM of the Company dated 15 September 2020

“First Form of Proxy”	the form of proxy of the Company dated 15 September 2020

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this Supplemental Circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

“Supplemental Circular”	the supplemental circular of EGM dated 20 October 2020

“Supplemental Form of Proxy”	the supplemental form of proxy dated 20 October 2020

“Supplemental Notice”	the supplemental notice of EGM dated 20 October 2020

LETTER FROM THE BOARD

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Dai Houliang (Chairman)	World Tower
Li Fanrong (Vice Chairman)	16 Andelu
Liu Yuezhen	Dongcheng District
Jiao Fangzheng	Beijing 100011
Huang Yongzhang	PRC
Duan Liangwei
Elsie Leung Oi-sie*	Office Address:
Tokuchi Tatsuhito*	9 Dongzhimen North Street
Simon Henry*	Dongcheng District
Cai Jinyong*	Beijing 100007
Jiang, Simon X.*	PRC

*	Independent non-executive Directors

20 October 2020

To the Shareholders

Dear Sir/Madam,

PROPOSED ELECTION AND APPOINTMENT OF

SUPERVISOR AND

SUPPLEMENTAL NOTICE OF

THE THIRD EXTRAORDINARY GENERAL MEETING OF 2020

INTRODUCTION

We refer to the EGM Circular and the announcement of the Company dated 20 October 2020. The purpose of this Supplemental Circular is to provide you with information regarding the proposed election and appointment of Supervisor in order to allow you to make an informed decision on voting in respect of the additional resolution to be proposed at the EGM. This Supplemental Circular should be read in conjunction with the EGM Circular.

LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISOR

Mr. Lv Bo (“Mr. Lv”) has been proposed to be elected and appointed as a Supervisor according to relevant procedures. The biographical details of Mr. Lv are set out below:

Lv Bo, aged 57, is a member of the Party committee and Vice President of CNPC. Mr. Lv is a senior economist with a master’s degree and has substantial working experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as director-general of Human Resources Department of CNOOC. He served as the assistant president of CNOOC in November 2006, a member of the Party committee of CNOOC in November 2007, and concurrently as the Secretary of the subordinate Party committee of CNOOC in October 2008. From April 2010, he served as a member of the Party committee and vice president of CNOOC, and from December 2012, concurrently as the chairman of CNOOC Energy Technology & Services Limited, from May 2015, concurrently as the president of CNOOC Party School, and from December 2016, concurrently as the chairman of Offshore Oil Engineering Co., Ltd. and China Oilfield Services Limited. Mr. Lv served as a member of the Party committee and Vice President of CNPC in November 2019. He served as a Director of the Company from March 2020 to October 2020.

Save as disclosed above, as at the date of this Supplemental Circular, Mr. Lv (i) did not hold any directorship in any other listed companies in the past three years; (ii) had no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules) of the Company; and (iii) did not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this Supplemental Circular, there is no information on Mr. Lv that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of office of Mr. Lv as a Supervisor shall commence upon the approval by the Shareholders and will be three years. The Supervisor’s emoluments of Mr. Lv will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to his duty, responsibility and performance and the results of the Group.

EXTRAORDINARY GENERAL MEETING

The EGM will be held at Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 5 November 2020 at 9 a.m. to approve, among other things, the proposed election and appointment of Supervisor by way of ordinary resolution. The Supplemental Form of Proxy for use at the EGM is enclosed with this Supplemental Circular.

The Supplemental Notice is set out on pages 7 to 8 of this Supplemental Circular.

As a result of the additional resolution proposed subsequent to the despatch of the EGM Notice, the EGM Notice and the First Form of Proxy sent together with the EGM Circular did not contain the additional resolution proposed as set out in this Supplemental Circular. In this connection, a Supplemental Form of Proxy for the EGM is enclosed with the Supplemental Notice.

LETTER FROM THE BOARD

You are requested to complete and return the First Form of Proxy and the Supplemental Form of Proxy for the EGM in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the Supplemental Form of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by no later than 9:00 a.m. on Wednesday, 4 November 2020). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

The Supplemental Form of Proxy will not affect the validity of the First Form of Proxy duly completed by you in respect of the resolution set out in the EGM Notice. If you have completed and delivered the First Form of Proxy and validly appointed a proxy to attend and act for you at the EGM, but do not complete and deliver the Supplemental Form of Proxy, your proxy will be entitled to vote at his/her discretion on the resolution set out in the Supplemental Notice. If you do not complete and deliver the First Form of Proxy but have completed and delivered the Supplemental Form of Proxy and validly appointed a proxy to attend and act for you at the EGM, unless otherwise instructed, your proxy will be entitled to vote at his/her discretion on the resolution set out in the EGM Notice. For the avoidance of doubt, should the proxies being appointed to attend the EGM under each of the First Form of Proxy and/or the Supplemental Form of Proxy are different and more than one of the proxies attended the EGM, only the proxy validly appointed under the First Form of Proxy shall be designated to vote on all the resolutions at the EGM.

Holders of H Shares whose names appear on the register of members of the Company on Thursday,

1 October 2020 are entitled to attend the EGM. The register of members of H Shares of the Company has been closed from Thursday, 1 October 2020 to Thursday, 5 November 2020 (both days inclusive), during which period no share transfer of H Shares shall be registered. Holders of H Shares who wish to attend the EGM are required to deposit the transfer documents together with the relevant share certificates at the Company’s H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Wednesday, 30 September 2020 for registration.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”) (i.e. Friday, 16 October 2020). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement again. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the First Form of Proxy and the Supplemental Form of Proxy whether or not you intend to attend the EGM. Completion and return of the First Form of Proxy and/ or the Supplemental Form of Proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe the proposed election and appointment of Supervisor is in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolution set out in the Supplemental Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Chai Shouping
Company Secretary

SUPPLEMENTAL NOTICE OF THE THIRD EXTRAORDINARY

GENERAL MEETING OF 2020

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL NOTICE OF THE THIRD EXTRAORDINARY

GENERAL MEETING OF 2020

We refer to the circular (the “EGM Circular”) and the notice (the “EGM Notice”) of PetroChina Company Limited (the “Company”) dated 15 September 2020, which set out details of the time and venue of the Company’s third extraordinary general meeting of 2020 (the “EGM”) and the resolution to be proposed at the EGM for Shareholders’ approval. Unless otherwise indicated, the capitalized terms used in this Supplemental Notice shall have the same meaning as those defined in the supplemental circular of the EGM of the Company dated 20 October 2020.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held at Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 5 November 2020 at 9 a.m. as previously planned, to consider and if thought fit, to pass the following matters, including the new resolution 2:

ORDINARY RESOLUTION

2.	To consider and approve the election of Mr. Lv Bo as a supervisor of the Company.

By Order of the Board
PetroChina Company Limited
Chai Shouping
Company Secretary

20 October 2020

SUPPLEMENTAL NOTICE OF THE THIRD EXTRAORDINARY

GENERAL MEETING OF 2020

Notes:

1.

A supplemental form of proxy (the “Supplemental Form of Proxy”) containing the resolution mentioned above is enclosed with the Supplemental Circular. The form of proxy issued by the Company along with the EGM Notice (the “First Form of Proxy”) will remain valid and effective to the fullest extent applicable if correctly completed and lodged.

2.

Shareholders are entitled to appoint one or more proxies to attend the EGM, but only one of proxies can be designated to vote at the EGM. For the avoidance of doubt, should the proxies being appointed to attend the EGM under each of the First Form of Proxy and/or the Supplemental Form of Proxy are different and more than one of the proxies attended the EGM, only the proxy validly appointed under the First Form of Proxy shall be designated to vote on all the resolutions at the EGM.

3.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, this Supplemental Form of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 4 November 2020). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

4.

Please refer to the EGM Circular and EGM Notice for details in respect of the time and venue of the EGM, other resolution to be passed at the EGM, eligibility for attending the EGM, forms of proxy, registration procedures, closure of register of members, reply slips and other relevant matters in relation to the EGM.

5.

As at the date of this Supplemental Notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.